Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL TO ACQUIRE RIGHTS TO DEVELOP, COMMERCIALIZE JP-1730/FIPAMEZOLE IN NORTH AMERICA FROM SANTHERA

Toronto, Canada, August 24, 2009 — Biovail Corporation (NYSE/TSX: BVF) today announced that its subsidiary, Biovail Laboratories International SRL (BLS), has entered into an agreement with Santhera Pharmaceuticals (Switzerland) Ltd., a subsidiary of Santhera Pharmaceuticals Holding AG (SIX: SANN) to acquire the U.S. and Canadian rights to develop and commercialize Santhera’s JP-1730/fipamezole for the treatment of Dyskinesia in Parkinson’s Disease (DPD). JP-1730/ fipamezole is a first-in-class compound that, in a recent Phase IIb study, displayed the potential to reduce levodopa-induced dyskinesia.

Bill Wells, Biovail’s Chief Executive Officer said, “This agreement with Santhera is directly on strategy and another important step in our efforts to build a sustainable product-development pipeline in specialty central nervous system disorders.”

“Biovail is an emerging key player in the area of neurodegenerative disorders. With its commitment to this therapeutic area and the strong track record it has developed in a short period of time, I am confident that JP-1730/fipamezole will become a key product for the improved management of Parkinson’s disease,” said Klaus Schollmeier, Chief Executive Officer of Santhera.”

Under the terms of the agreement, which covers only the U.S. and Canada, and subject to customary closing conditions, Biovail will make an upfront payment of $8 million, a further payment of $4 million upon the successful closing of Santhera’s acquisition of Oy Juvantia Pharma Ltd., and will pay up to $35 million in potential development and regulatory milestones associated with the initiation of a Phase III study, regulatory submissions and approvals of JP-1730/fipamezole in DPD. The agreement also stipulates that Biovail make additional milestone payments of up to $145 million as certain sales thresholds are met. Biovail will also make royalty payments of 8% to 15% on net commercial sales of JP-1730/fipamezole.

Should Biovail pursue a second indication, up to $20 million in additional success milestones would be payable to Santhera upon approval.

Biovail will be responsible for the remaining clinical development programs and costs in the U.S. and Canada. The companies have agreed to collaborate on the development program. Santhera will have the right to use and sublicense data generated for development and commercialization purposes outside of North America. Initiation of the first Phase III study in the U.S. is scheduled for 2011. Santhera will retain co-promotion rights in the U.S.

About Dyskinesia in Parkinson’s Disease

Parkinson’s disease is the second most common neurodegenerative disease. Doctors prescribe levodopa and other dopaminergic compounds as standard therapy. Over time, as the disease progresses, the beneficial effects of this medication often diminish and additional movement disorders can appear (sometimes quite severe). These movement disorders include dyskinesia which can be described as sudden uncontrollable, often chaotic movements of limbs, face, tongue and body. These complications derive principally from long-term levodopa use, but there is currently no alternative to using levodopa or dopamine agonists. It is estimated that approximately 400,000 patients in Europe and North America are affected by troublesome dyskinesia associated with their levodopa therapy.

About Fipamezole

Fipamezole is an antagonist of the adrenergic alpha-2 receptor with a novel mode of action in the treatment of Dyskinesia in Parkinson’s Disease. The rationale behind the development of fipamezole is to increase noradrenergic release in certain areas of the brain, resulting in rebalancing of the distorted brain network and potentially alleviating symptoms of advanced Parkinson’s disease such as dyskinesia, motor fluctuations, orthostatic hypotension and cognitive impairment without exacerbating the underlying Parkinsonian features of the disease. In a recent Phase IIb study, Santhera demonstrated that JP-1730/fipamezole has the potential to reduce Dyskinesia in Parkinson’s Disease with the study results also suggesting that the drug has the potential to reduce “off time” and improve cognitive function. Furthermore, the reduction in dyskinesia was found to be strongly correlated with the investigator’s clinical global impression of improvement in overall condition.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

About Santhera

Santhera Pharmaceuticals Holding AG (SIX: SANN) is a Swiss specialty pharmaceutical company focused on the development and commercialization of small-molecule pharmaceutical products for the treatment of severe neuromuscular diseases, an area of high unmet medical need which includes many orphan indications with no current therapy. Santhera’s first product, Catena® to treat Friedreich’s Ataxia, is marketed in Canada and in a well-advanced Phase III development program. Recently published study results suggest that the Company’s second compound, JP-1730/fipamezole is efficacious in reducing levodopa-induced Dyskinesia in Parkinson’s Disease. For further information, please visit the Company’s web site www.santhera.com.

Catena® is a trademark of Santhera Pharmaceuticals.

Santhera will be hosting a webcast and conference call at 9:00am (EDT) on August 24, 2009 to discuss today’s announcement. Anyone interested in participating may join either the webcast on www.santhera.com/webcast or the teleconference (ID: 26492918) using one of the following dial-ins:

Canada	1 (866) 966-0399

United States	1 (866) 966-9439

Switzerland	0565 800 007 (local call)

Germany	0692 222 3479 or 0692 222 4918

United Kingdom / International	+44 (0) 1452 555 566

The webcast will be available for playback one hour after the presentation ends.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the reliability of research findings, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: uncertainties associated with the launch of a new product and the accuracy of associated research, uncertainties associated with the successful integration of JP-1730/fipamezole into our business and operations, uncertainties with respect to the results of further clinical trials, uncertainties with respect to the development path that will be required by regulatory authorities, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, the regulatory environment and associated filings and approvals, and other risks detailed from time to time in Biovail’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as Biovail’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.